

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2021

Jeremy Andrus
Chief Executive Officer
TGPX Holdings I LLC
1215 E Wilmington Ave., Suite 200
Salt Lake City, Utah 84106

> **Re: TGPX Holdings I LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 21, 2021**
> **File No. 333-257714**

Dear Mr. Andrus:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2021 letter.

Form S-1 filed July 21, 2021

Prospectus Summary
Recent Developments
Preliminary Estimated Financial Results for the Three Months and Six Months Ended June 30, 2021, page 12

1. Please revise your discussion of the preliminary estimated financial results for the three months ended June 30, 2021 to disclose and discuss the factors that resulted in the decrease in revenue and decrease in gross profit margin relative to the financial results for the three months ended March 31, 2021. Please specifically address the decrease in revenue in light of the fact, that based on your disclosures on page 94, historically you generated your highest revenue during the second quarter in the last two fiscal years.

Refinancing, page 15

2.   In regard to the Refinancing and the related pro forma disclosures presented under Summary Consolidated Financial and Operating Data and Capitalization, please address the following:
   - Given your disclosure here that following the acquisition and the Refinancing, as of July 2, 2021, the aggregate principal amount of your debt was approximately $518 million and your cash and cash equivalents were approximately $15 million, it appears to us you should revise the pro forma disclosures related to cash and cash equivalents, working capital, and long term debt on pages 25 and 75 to reflect the cash used and debt incurred for the recent acquisition.
   - Given your disclosures related to the adjustment for the debt refinancing and interest expense on page 24, it appears to us you should separately reflect each component of the adjustments so that potential shareholders can more readily determine how the amounts included in the adjustments were determined.

Consolidated Financial Statements
12 - Subsequent Events, page F-40

3.   Please revise your subsequent event note to also disclose the terms and estimated fair value of the Chief Executive Officer Award.

       You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Manufacturing

cc: Stelios Saffos